                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           Agilent Technologies, Inc.
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   00846U 10 1
                                 --------------
                                 (CUSIP Number)


                                  June 2, 2000
              ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]     Rule 13d-1(b)

          [x]     Rule 13d-1(c)

          [ ]     Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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-----------------------                              ------------------------
 CUSIP No. 00846U 10 1              13G                Page_____of_____Pages
-----------------------                              ------------------------

--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

       Walter B. Hewlett
--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [x]
--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Citizenship or Place of Organization

       United States of America
--------------------------------------------------------------------------------
     Number of Shares    5) Sole Voting Power 332,210
                         -------------------------------------------------------
    Beneficially Owned   6) Shared Voting Power 28,400,126
                         -------------------------------------------------------
    by Each Reporting    7) Sole Dispositive Power 332,210
                         -------------------------------------------------------
       Person with:      8) Shared Dispositive Power 28,400,126
--------------------------------------------------------------------------------
9)     Aggregate Amount Beneficially Owned by Each Reporting Person

       28,732,824
--------------------------------------------------------------------------------
10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       [  ] Not applicable.
       (See Instructions)
--------------------------------------------------------------------------------
11)    Percent of Class Represented by Amount in Row (9)

       6.29%
--------------------------------------------------------------------------------
12)    Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------


                                        2


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-----------------------                              ------------------------
 CUSIP No. 00846U 10 1              13G                Page_____of_____Pages
-----------------------                              ------------------------

-----------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

       Edwin E. van Bronkhorst
--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [x]
--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Citizenship or Place of Organization

       United States of America
--------------------------------------------------------------------------------
     Number of Shares    5) Sole Voting Power 33
                         -------------------------------------------------------
    Beneficially Owned   6) Shared Voting Power 28,683,180
                         -------------------------------------------------------
    by Each Reporting    7) Sole Dispositive Power 33
                         -------------------------------------------------------
       Person with:      8) Shared Dispositive Power 28,683,180
--------- ----------------------------------------------------------------------
9)     Aggregate Amount Beneficially Owned by Each Reporting Person

       28,683,213
--------------------------------------------------------------------------------
10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       [ ] Not applicable.
       (See Instructions)
--------------------------------------------------------------------------------
11)    Percent of Class Represented by Amount in Row (9)

       6.28%
--------------------------------------------------------------------------------
12)    Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------


                                       3


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ITEM 1.   (a)  The name of the issuer is Agilent Technologies, Inc. (the
               "Company").

          (b) The principal executive offices of the Company are located at 395 Page Mill Road, Palo Alto, California 94306.

ITEM 2.   (a)  The names of the filing persons are Walter B. Hewlett and
               Edwin E. van Bronkhorst.

          (b) The business address for Walter B. Hewlett and Edwin E. van Bronkhorst is c/o Los Trancos Management, LLC, 1501 Page Mill Road, MS 3U-10, Palo Alto, California 94304.

          (c) Each of the filing persons is a citizen of the United States of America.

          (d)  The title of the class of securities is Common Stock.

          (e)  The CUSIP number of the Common Stock is 00846U 10 1.

ITEM 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

          This statement is being filed pursuant to 13d-1(c).


                                       4


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ITEM 4.   OWNERSHIP.

          According to the Company's Quarterly Report on Form 10-Q filed on March 19, 2001, there are 456,769,737 shares of Common Stock issued and outstanding.

          WALTER B. HEWLETT

          The following information relates to shares of Common Stock for which Walter B. Hewlett holds sole or shared voting or dispositive authority.

          (a)  Number of shares beneficially owned: 28,732,824

          (b)  Percent of class: 6.29%

          (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote: 332,210

              (ii)   Shared power to vote or to direct the vote: 28,400,126

              (iii)  Sole power to dispose or to direct the disposition of:
                     332,210

              (iv)   Shared power to dispose or to direct the disposition of:
                     28,400,126

          Of the shares which are beneficially owned by Walter B. Hewlett, he has sole voting and dispositive authority over 289,139 shares which he personally owns (in addition, 30,702 shares are purchasable pursuant to options exercisable within 60 days); he shares voting and dispositive authority, as a trustee, with co-trustee Edwin E. van Bronkhorst over 22,642,839 shares held by the William R. Hewlett Revocable Trust dated February 3, 1995 (the "Trust"); as a director of the Packard Humanities Institute (the "Packard Institute"), he shares voting and dispositive authority with the other Packard Institute directors over 4,910,828 shares held by such institute; he shares voting and dispositive authority, as an executor, with co-executor Edwin E. van Bronkhorst over 334,982 shares held by the Estate of William R. Hewlett (the "Estate"); as a director of the William and Flora Hewlett Foundation (the "Foundation"), he shares voting and dispositive authority with the other Foundation directors over 511,477 shares held by the Foundation; he has sole voting and dispositive authority over 12,369 shares that he holds as custodian for his children; and his spouse owns 488 shares as to which he has neither voting nor dispositive authority.


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          Walter B. Hewlett disclaims beneficial ownership of the 511,477 shares held by the Foundation; the 22,642,839 shares held by the Trust; the 4,910,828 shares held by the Packard Institute; the 334,982 shares held by the Estate; the 12,369 shares held as custodian for his children; and the 488 shares owned by his spouse as he has no economic interest in any of these shares.

          EDWIN E. VAN BRONKHORST

          The following information relates to shares of Common Stock for which Edwin E. van Bronkhorst holds sole or shared voting or dispositive authority.

          (a)  Number of shares beneficially owned: 28,683,213

          (b)  Percent of class: 6.28%

          (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote: 33

              (ii)   Shared power to vote or to direct the vote: 28,683,180

              (iii)  Sole power to dispose or to direct the disposition of: 33

              (iv)   Shared power to dispose or to direct the disposition of:
                     28,683,180

          Of the shares which are beneficially owned by Edwin E. van Bronkhorst, he holds sole voting and dispositive authority over 33 shares personally owned by him; he shares voting and dispositive authority, as a trustee, with co-trustee Walter B. Hewlett over 22,642,839 shares held by the Trust; as a director of the Packard Institute, he shares voting and dispositive authority with the other Packard Institute directors over 4,910,828 shares held by such institute; he shares voting and dispositive authority as an executor, with co-executor Walter B. Hewlett over 334,982 shares held by the Estate; and he shares voting and dispositive authority, as a co-trustee, over 413,055 shares held by the Flora Hewlett Trust; he shares voting and dispositive authority, as a trustee, over 305,501 shares held in trust for Mary H. Jaffe; and he shares voting and dispositive authority, as a trustee, over 75,974 shares held in trust for Eleanor H. Gimon.

          Other than the 33 shares personally owned by him, Edwin E. van Bronkhorst disclaims beneficial ownership of all the foregoing shares as he has no economic interest in any such shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          None of the persons filing this statement is aware of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.


                                       6


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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

          As described in the response to Item 4, some of the reported securities are held by trusts or foundations. Certain of the filing persons are control persons with regard to the Trust, the Foundation or the Packard Institute which are identified on Exhibit 2 to this statement.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          This statement is not being filed pursuant to Section 17 C.F.R.
          Section 13d-1(b)(1)(ii)(J). The responses to Items 2(a)-(c) identify each of the persons filing this statement.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Each of the filing persons signing this statement certifies as follows:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2001

                                                Walter B. Hewlett

                                                /s/ Walter B. Hewlett
                                                --------------------------------


                                                Edwin E. van Bronkhorst

                                                /s/ Edwin E. van Bronkhorst
                                                --------------------------------

EXHIBIT 1

           AGREEMENT REGARDING FILING OF JOINT ACQUISITION STATEMENT


         Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the Common Stock of Agilent Technologies, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

Date:  March 27, 2001

                                       Walter B. Hewlett

                                       /s/ WALTER B. HEWLETT
                                       -----------------------------------------


                                       Edwin E. van Bronkhorst

                                       /s/ EDWIN E. VAN BRONKHORST
                                       -----------------------------------------


                                       8

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EXHIBIT 2

Identification of Relevant Subsidiaries (Item 7)

The William and Flora Hewlett Foundation
525 Middlefield Road, Suite 200
Menlo Park, CA 94025
www.hewlett.org

The William R. Hewlett Revocable Trust dated 2/3/95
c/o Los Trancos Management, LLC
1501 Page Mill Road, MS 3U-10
Palo Alto, CA 94304

The Packard Humanities Institute
300 Second Street, Suite 201
Los Altos, CA 94022
www.packhum.org








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